                                  SCHEDULE 13D

                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO.)

                               Movie Gallery, Inc.
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    624581104
                                 (CUSIP Number)

                               George J. Schultze
                         Schultze Asset Management, LLC
                             3000 Westchester Avenue
                               Purchase, NY 10577

                                 with a copy to:

                                Steven R. London
                        Brown Rudnick Berlack Israels LLP
                              One Financial Center
                                Boston, MA 02111
                                 (617) 856-8200

                                 April 21, 2006
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 624581104

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Schultze Master Fund, Ltd.
       98-0425156
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)                                                 [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands
--------------------------------------------------------------------------------
    NUMBER OF         7      SOLE VOTING POWER

     SHARES                  0
                      ----------------------------------------------------------
  BENEFICIALLY        8      SHARED VOTING POWER

    OWNED BY                 2,604,992
                      ----------------------------------------------------------
      EACH            9      SOLE DISPOSITIVE POWER

    REPORTING                0
                      ----------------------------------------------------------
     PERSON           10     SHARED DISPOSITIVE POWER

      WITH                   2,604,992
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       2,604,992
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.1%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON


       OO
--------------------------------------------------------------------------------

CUSIP No. 624581104

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Schultze Asset Management, LLC
       22-3563247
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                         (b) [X]


--------------------------------------------------------------------------------
3      SEC USE ONLY



--------------------------------------------------------------------------------
4      SOURCE OF FUNDS


       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)                                                 [ ]


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware
--------------------------------------------------------------------------------
    NUMBER OF         7      SOLE VOTING POWER

     SHARES                  0
                      ----------------------------------------------------------
  BENEFICIALLY        8      SHARED VOTING POWER

    OWNED BY                 2,768,314
                      ----------------------------------------------------------
      EACH            9      SOLE DISPOSITIVE POWER

    REPORTING                0
                      ----------------------------------------------------------
     PERSON           10     SHARED DISPOSITIVE POWER

      WITH                   2,768,314
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       2,768,314
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.6%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON


       IA
--------------------------------------------------------------------------------

CUSIP No. 624581104

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       George J. Schultze
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                         (b) [X]


--------------------------------------------------------------------------------
3      SEC USE ONLY



--------------------------------------------------------------------------------
4      SOURCE OF FUNDS


       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)                                                 [ ]


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION


       United States of America
--------------------------------------------------------------------------------
    NUMBER OF         7      SOLE VOTING POWER

     SHARES                  0
                      ----------------------------------------------------------
  BENEFICIALLY        8      SHARED VOTING POWER

    OWNED BY                 2,768,314
                      ----------------------------------------------------------
      EACH            9      SOLE DISPOSITIVE POWER

    REPORTING                0
                      ----------------------------------------------------------
     PERSON           10     SHARED DISPOSITIVE POWER

      WITH                   2,768,314
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       2,768,314
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.6%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON


       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


Company: Movie Gallery, Inc.                            CUSIP Number: 624581104


ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the shares of common stock, par value $.001 per share, (the "Common Stock") of Movie Gallery, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 900 West Main Street, Dothan, Alabama 36301.

ITEM 2.  IDENTITY AND BACKGROUND.

     Schultze Asset Management, LLC ("SAM") is (i) a privately held asset management firm, (ii) a limited liability company organized under the laws of Delaware, and (iii) registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-62112). SAM's principal business and office address is 3000 Westchester Avenue, Purchase, NY 10577. SAM acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (the "Managed Accounts").

     Schultze Master Fund, Ltd., a Cayman Islands company, is one of SAM's Managed Accounts. Schultze Master Fund, Ltd.'s principal business address is c/o SS&C Fund Services, N.V., Curacao, The Netherlands, Antilles. The directors of Schultze Master Fund, Ltd. are as follows: George J. Schultze, Angelo G. M. Tyrol and Pieter Cox. Mr. Tyrol is the Funds Director at Amicorp Curacao N.V. and a citizen of the Dutch Kingdom, and Mr. Cox is the Managing Director of Amicorp Curacao N.V and a citizen of the Dutch Kingdom. Amicorp Curacao N.V.'s business address is Pareraweg 45, P.O. Box 4914, Curacao, The Netherlands, Antilles. The business address for Mr. Tyrol and Mr. Cox is c/o SS&C Fund Services, N.V., Pareraweg 45, P.O. Box 4671, Curacao, The Netherlands, Antilles.

     George J. Schultze, a citizen of the United States of America, is the Managing Member of SAM, and a director of Schultze Master Fund, Ltd. George J. Schultze exercises sole voting and investment control over SAM. George J. Schultze's business address is 3000 Westchester Avenue, Purchase, NY 10577.

     This Schedule 13D reports SAM's and George J. Schultze's indirect beneficial ownership of shares of Common Stock of the Company held by the following Managed Accounts in the indicated amounts:


                                                        Shares of Common Stock
                    Managed Account                        of the Company
                    ---------------                     ----------------------
              Schultze Master Fund, Ltd.                       2,604,992

              Arrow Distressed Securities Fund                   163,322
                       TOTAL                                   2,768,314



     In addition, this Schedule 13D reports the direct ownership of Schultze Master Fund, Ltd. of 2,604,992 shares of Common Stock of the Company.

     During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Based on information provided to the Reporting Persons, neither Mr. Tyrol nor Mr. Cox has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All funds used to purchase or acquire a securities in the Company came directly from proceeds of investment advisory clients. Pursuant to a series of acquisitions the various manages accounts acquired shares of the Company's Common Stock, as follows:

---------------------------------------------------------------------------------------------------
                                                                     Number of
        Managed Account                          Date             Shares Acquired             Price
---------------------------------------------------------------------------------------------------
Arrow Distressed Securities Fund              3/30/2006                1,747                $  2.75
---------------------------------------------------------------------------------------------------
Arrow Distressed Securities Fund              3/30/2006               39,452                $2.5519
---------------------------------------------------------------------------------------------------
Arrow Distressed Securities Fund              3/31/2006               36,026                $2.9891
---------------------------------------------------------------------------------------------------
Arrow Distressed Securities Fund              3/31/2006                7,798                $2.9118
---------------------------------------------------------------------------------------------------
Arrow Distressed Securities Fund              4/3/2006                23,079                $2.9459
---------------------------------------------------------------------------------------------------
Arrow Distressed Securities Fund              4/10/2006               14,740                $2.7989
---------------------------------------------------------------------------------------------------
Arrow Distressed Securities Fund              4/11/2006               12,584                $2.6657
---------------------------------------------------------------------------------------------------
Arrow Distressed Securities Fund              4/12/2006                4,299                $2.7446
---------------------------------------------------------------------------------------------------
Arrow Distressed Securities Fund              4/19/2006               17,678                $2.8749
---------------------------------------------------------------------------------------------------
Arrow Distressed Securities Fund              4/21/2006                5,919                $2.8312
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Schultze Master Fund, Ltd.                    3/30/2006               29,653                $  2.75
---------------------------------------------------------------------------------------------------
Schultze Master Fund, Ltd.                    3/30/2006              669,650                $2.5519
---------------------------------------------------------------------------------------------------
Schultze Master Fund, Ltd.                    3/31/2006              609,853                $2.9891
---------------------------------------------------------------------------------------------------
Schultze Master Fund, Ltd.                    3/31/2006              132,195                $2.9118
---------------------------------------------------------------------------------------------------
Schultze Master Fund, Ltd.                     4/3/2006              352,508                $2.9459
---------------------------------------------------------------------------------------------------
Schultze Master Fund, Ltd.                    4/10/2006              217,118                $2.7989
---------------------------------------------------------------------------------------------------
Schultze Master Fund, Ltd.                    4/11/2006              205,462                $2.6657
---------------------------------------------------------------------------------------------------
Schultze Master Fund, Ltd.                    4/12/2006               70,797                $2.7446
---------------------------------------------------------------------------------------------------
Schultze Master Fund, Ltd.                    4/19/2006              220,663                $2.8749
---------------------------------------------------------------------------------------------------
Schultze Master Fund, Ltd.                    4/21/2006               97,093                $2.8312
---------------------------------------------------------------------------------------------------

ITEM 4.  PURPOSE OF TRANSACTION.

     SAM is an owner of the Company's Stock and an owner of some of the company's 11% Senior Notes due 2012. SAM intends to contact management and/or the board of directors of the Company to propose a number of possible shareholder value-enhancing steps. Such steps may include, but are not limited to, a shareholder rights offering to raise funds from existing shareholders. The possible shareholder rights offering may serve to raise capital from existing shareholders in an effort to reduce bank and/or bond debt so that future interest expense may be lowered and/or to raise cash for general corporate purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) SAM and George J. Schultze (through SAM) beneficially own 2,768,314 shares of Common Stock of the Company, which represents approximately 8.6% of the issued and outstanding shares of Common Stock of the Company (based upon the 32,015,439 shares of Common Stock stated to be issued and outstanding by the Company in its latest Annual Report on Form 10-K, filed with the Securities Exchange Commission on March 24, 2006).

     Schultze Master Fund, Ltd. directly owns 2,604,992 shares of Common Stock of the Company, which represents approximately 8.1% of the issued and outstanding shares of Common Stock of the Company (based upon the 32,015,439 shares of Common Stock stated to be issued and outstanding by the Company in its latest Annual Report on Form 10-K, filed with the Securities Exchange Commission on March 24, 2006).

(b) In its capacity as investment manager, and pursuant to revocable investment management agreements between SAM and each Managed Account, SAM has the power to vote and dispose of the Common Stock owned by the Managed Accounts, except as otherwise noted herein.

     On behalf of the Managed Accounts, SAM has the shared power to vote 2,768,314 shares of Common Stock of the Company, and George J. Schultze controls SAM. SAM has the shared power to dispose of 2,768,314 shares of Common Stock of the Company.

     Schultze Masterfund, Ltd. has the shared power to vote 2,604,992 shares of Common Stock of the Company, and has the shared power to dispose of 2,604,992 shares of Common Stock of the Company.

(c)  Not Applicable.

(d) The Managed Accounts, including Schultze Master Fund, Ltd., may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indicated by such Managed Account in Item 2, above. However, SAM, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such activities.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as may be described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons and any person or entity.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I. Joint Filing Agreement by and among Schultze Master Fund, Ltd., Schultze Asset Management, LLC, and George J. Schultze, dated as of April 26, 2006.

                                    SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.


Date: April 26, 2006


                                       SCHULTZE MASTER FUND, LTD.


                                       By: /s/ George J. Schultze
                                           -------------------------------------
                                           Name: George J. Schultze
                                           Title: Director and Managing
                                                  Member of Investment Manager


                                       SCHULTZE ASSET MANAGEMENT, LLC


                                       By: /s/ George J. Schultze
                                           -------------------------------------
                                           Name: George J. Schultze
                                           Title: Managing Member



                                           /s/ George J. Schultze
                                           -------------------------------------
                                           George J. Schultze

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them a statement on Schedule 13D (including any amendments thereto, the "Statement") with respect to the Common Stock, par value $0.001 per share of Movie Gallery, Inc. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Statement on his behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.


Date:  April 26, 2006

                                            SCHULTZE MASTER FUND, LTD.


                                            By: /s/ George J. Schultze
                                                -------------------------------
                                                Name: George J. Schultze
                                                Title: Director



                                            SCHULTZE ASSET MANAGEMENT, LLC


                                            By: /s/ George J. Schultze
                                                --------------------------------
                                                Name: George J. Schultze
                                                Title: Managing Member



                                                /s/ George J. Schultze
                                                --------------------------------
                                                George J. Schultze